EXHIBIT 99.1

                            CERTIFICATION PURSUANT TO
                               18 U.S.C. ss.1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Banco Comercial Portugues, S.A. (the "Company") on Form 20-F for the fiscal year ended 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jorge Jardim Goncalves, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                                Jorge Jardim Goncalves
                                                ----------------------
                                                Name: Jorge Jardim Goncalves
                                                Title: Chief Executive Officer
                                                Date: June 24, 2003

A signed original of this written statement required by Section 906 has been provided to and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.


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